UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO

(Amendment No. 3)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

PAVMED INC.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

WARRANTS TO PURCHASE COMMON STOCK

(Title of Class of Securities)

70423R 110

(CUSIP Number of Class of Securities)

Lishan Aklog, M.D.
Chairman and Chief Executive Officer
PAVmed Inc.
One Grand Central Place, Suite 4600
New York, New York 10165
Telephone: (212) 949-4319

(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of Filing Person)

WITH A COPY TO:

David Alan Miller, Esq.
Jeffrey M. Gallant, Esq.
Graubard Miller
The Chrysler Building
New York, New York 10174
Telephone: (212) 818-8800

CALCULATION OF FILING FEE

Transaction valuation(1)	Amount of filing fee(1)(2)(3)
$3,160,050	$393.43

(1)	Estimated for purposes of calculating the amount of the filing fee only, for an offer to exchange (the “Offer to Exercise”) 10,533,500 warrants to purchase common stock, governed by that certain warrant agreement dated April 28, 2016 (the “Series W Warrants”), which were issued in the Company’s initial public offering (“IPO”) and in private placements prior to the IPO. The transaction value is calculated pursuant to Rule 0-11 using $0.30 per Series W Warrant, which represents the average of the high and low sales price of the Series W warrants on February 16, 2018, as reported by the Nasdaq Capital Market.

(2)	Calculated by multiplying the transaction value by 0.0001245.

(3)	Previously paid.

[X] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.

Amount Previously Paid: $393.43	Filing Party: PAVmed Inc.
Form or Registration Number: Schedule TO-I	Date Filed: February 20, 2018

[  ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ]	third party tender offer subject to Rule 14d-1.
[X]	issuer tender offer subject to Rule 13e-4.
[ ]	going private transaction subject to Rule 13e-3.
[ ]	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of a tender offer: [  ]

If applicable, check the appropriate box(es) below to designate the appropriate note provision(s):

[ ]	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
[ ]	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 3 (“Amendment”) amends and supplements the Tender Offer Statement on Schedule TO originally filed by PAVmed Inc., a Delaware corporation (the “Company”), on February 20, 2018 (the “Original Schedule TO”) and amended on February 21, 2018 and March 5, 2018 (as further amended hereby, the “Schedule TO”), in connection with the offer by the Company to all holders of the Company’s outstanding warrants to purchase shares of the Company’s common stock, par value $0.001 per share (the “Common Stock”), issued pursuant to that certain warrant agreement dated April 28, 2016 (the “Series W Warrants”), to exchange each such Series W Warrant for 0.5 Series Z warrants (the “Series Z Warrants”), upon the terms and subject to the conditions set forth in the Offer to Exchange, dated February 20, 2018, which was filed as Exhibit (a)(1)(A) to the Original Schedule TO, as amended by Amendment No. 2 to the Schedule TO (the “Offer to Exchange”), and the related Letter of Transmittal (the “Letter of Transmittal”), which was filed as Exhibit (a)(1)(B) to the Original Schedule TO. The Offer to Exchange and the Letter of Transmittal, together, as amended and supplemented hereby and as each may be further amended and supplemented from time to time, constitute the “Offer.”

The purpose of this Amendment is to amend and supplement the Schedule TO with respect to Items 1 through 12 only. Except as specifically provided herein, the information contained in the Schedule TO, the Offer to Exchange and the Letter of Transmittal remains unchanged. This Amendment should be read in conjunction with the Schedule TO, the Offer to Exchange and the Letter of Transmittal.

ITEMS 1 THROUGH 11.

1. On March 16, 2018, the Company issued a press release announcing the extension of the Offer to Exchange to 5:00 p.m., Eastern Time, on April 2, 2018. A copy of the press release is filed as Exhibit (a)(5)(E) to the Schedule TO and is incorporated herein by reference. The Offer to Exchange and this Schedule TO are hereby amended by replacing all occurrences of “11:59 P.M., Eastern Time, on March 19, 2018” and similar references to the expiration date with “5:00 P.M., Eastern Time, on April 2, 2018.”

2. Section 9, “Financial Information Regarding the Company,” under “The Offer” in the Offer to Exchange is hereby amended and restated as follows:

“9. FINANCIAL INFORMATION REGARDING THE COMPANY

The financial information included under Part II, Item 8 in the Company’s Annual Report on Form 10-K for the year ended December 31, 2017 is incorporated herein by reference. The full text of such filing with the SEC, as well as other documents we have filed with the SEC prior to, or will file with the SEC subsequent to, the filing of the Tender Offer Statement on Schedule TO can be accessed electronically on the SEC’s website at www.sec.gov.

Summary Financial Information

The following is a summary of historical consolidated statement of operations data and consolidated balance sheet data as of and for each period indicated. The summary historical consolidated financial data as of December 31, 2017 and 2016, and for the year ended December 31, 2017, are derived from, and should be read in conjunction with, our financial statements and related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included in our Annual Report on Form 10-K filed with the SEC on March 14, 2018.

Summary Consolidated Statement of Operations Data:

	Year Ended December 31,	Year Ended December 31,
	2017	2016

Operating Data:
Revenues	$—	$—
General and administrative expenses	5,415,324	3,931,264
Research and development expenses	2,618,795	1,719,578
Loss from operations	(8,034,119)	(5,650,851)
Other income (expense), net	(1,485,150)	—
Net loss	(9,519,269)	(5,650,851)
Net loss attributable to common stockholders	(10,398,134)	—
Net loss per common share – basic and diluted	(0.71)	(0.44)
Net loss attributable to common stockholders per share - basic and diluted	(0.77)	(0.44)
Weighted average number of shares outstanding – basic and diluted	13,495,951	12,972,153

Summary Consolidated Balance Sheet Data and Book Value Per Share:

	December 31, 2017	December 31, 2016

Balance Sheet Data:
Cash	$1,535,022	$585,680
Total current assets	1,623,489	741,170
Total assets	1,639,680	870,419
Total current liabilities	2,543,769	1,189,486
Senior Secured Note, net of $3,244,274 unamortized debt discount	1,944,268	—
Total Liabilities	4,488,037	—
Series A Convertible Preferred Stock, par value $0.001, 249,667 and 0 shares issued and outstanding at December 31, 2017 and 2016, respectively, temporary equity	—	—
Series A-1 Convertible Preferred Stock, par value $0.001, 357,259 and 0 shares issued and outstanding at December 31, 2017 and 2016, respectively, permanent equity	1,032,650	—
Common stock, par value $0.001, 14,551,234 and 13,330,811 shares issued and outstanding at December 31, 2017 and 2016, respectively	14,551	13,331
Additional paid-in capital	14,012,053	7,369,437
Accumulated deficit	(17,907,611)	(7,701,835)
Total stockholders’ (deficit)	(2,848,357)	(319,067)
Book value per share of common stock issued and outstanding	$(0.27)	$(0.02)

Ratio of Earnings to Fixed Charges:

	Year Ended December 31, 2017	Year Ended December 31, 2016	Year Ended December 31, 2015
Ratio of earnings to fixed charges	–	–	–
Deficiency of (loss) to fixed charges	$(10,398,143)	(5,650,851)	(1,776,600)

The ratio of earnings to fixed charges was less than one-to-one for each period presented. Accordingly, the dollar amount of the deficiency for each for each such period is set forth in the table above. For purposes of this disclosure, our loss is computed by adding (a) pre-tax loss from continuing operations; (b) fixed charges; and (c) amortization of capitalized interest. For purposes of this disclosure, our fixed charges are computed as the sum of the following: (a) interest expensed and capitalized, and (b) amortized premiums, discounts and capitalized expenses related to indebtedness.”

3. Incorporated herein by reference are the Company’s financial statements filed with its Annual Report on Form 10-K for the year ended December 31, 2017, filed with the SEC on March 14, 2018 (the “2017 Form 10-K”). The 2017 Form 10-K is available for review on the SEC’s website at www.sec.gov and on the Company’s website at http://www.pavmed.com. In addition, the information set forth in the Offer to Exchange under “The Offer,” in Section 9, “Financial Information Regarding the Company,” as amended hereby, is incorporated herein by reference.

ITEM 12. EXHIBITS.

This Item is hereby amended and supplemented by including the exhibits set forth in the Exhibit Index, which is incorporated by reference herein.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

PAVMED INC.

By:	/s/ Lishan Aklog, M.D.
Name:	Lishan Aklog, M.D.
Title:	Chairman and Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description

(a)(5)(D)	Annual Report on Form 10-K filed by the Company with the SEC on March 14, 2018 (incorporated by reference).

(a)(5)(E)	Press release dated March 16, 2018.